EXHIBIT 99.1

[Gencorp Logo]

Rosemary B. Younts
Sr. VP, Communications
(916) 351-8650
(916) 804-7820

News Release

Yasmin Seyal
Sr. VP, Finance
(916) 351-8585

FOR IMMEDIATE RELEASE

GenCorp Regains 100% Ownership of Aerojet Fine Chemicals

   Sacramento, California, November 23, 2001 – GenCorp (NYSE: GY) today announced a definitive agreement to re-acquire a 40% ownership position in Aerojet Fine Chemicals from NextPharma Technologies USA (NextPharma) for approximately $13 million in cash and the return of GenCorp's interest in NextPharma's parent. The acquisition agreement also contains a provision for a contingent payment of up to $11.8 million in the event of a disposition of Aerojet Fine Chemicals within the next two years. NextPharma acquired its 40% ownership position in Aerojet Fine Chemicals in June 2000. In connection with this transaction, GenCorp will record an unusual charge of approximately $1 million upon closing. The transaction is subject to customary closing conditions, including clearance under the Hart-Scott-Rodino Act.

   "Changes in the pharmaceutical industry and changes in NextPharma's strategy to focus its efforts in the pharmaceutical final product market segment drove our decision to regain 100% equity ownership in Aerojet Fine Chemicals," said Bob Wolfe,

GenCorp Chairman and CEO. "Aerojet Fine Chemicals' expertise lies in the manufacture of highly specialized registered intermediate and Active Pharmaceutical Ingredients (APIs) and not in the final end product. Concentrating on what we do best is key to the growth and success of the business," he said.

Aerojet Fine Chemicals will now have responsibility for sales, marketing and customer interface. "Ensuring an orderly transition for our customers and meeting their requirements seamlessly is our highest priority," said Aerojet Fine Chemicals President Joseph Carleone.

Aerojet Fine Chemicals has been a key supplier on a variety of breakthrough new drug compounds approved by the U.S. Food and Drug Administration for use in treating such diseases as brain cancer, AIDS, epilepsy, arthritis and flu. Aerojet Fine Chemicals is located in state-of-the-art facilities in Sacramento that include a commercial scale Simulated Moving Bed (SMB) facility for purification of pharmaceutical ingredients, and provide capability for a full range of services to customers - from lab scale evaluations to pilot scale to commercial scale production.

Aerojet Fine Chemicals is a business of GenCorp, a technology-based manufacturer with leading positions in the aerospace and defense, pharmaceutical fine chemical and automotive industries. For more information on Aerojet Fine Chemicals and GenCorp, visit the Company's Web site at www.GenCorp.com.

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